VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re: United Mortgage Trust

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012

File No. 000-32409

Dear Mr. Gordon:

We are writing in response to your letter dated February 1, 2013.

United Mortgage Trust will revise the table of “Lines of credit receivable, affiliate” of our proposed disclosure to clarify that the receivable identified as “UDF III Economic interest participation agreement” represents the amount receivable from United Development Funding, L.P. (“UDF I”). We will further revise our proposed disclosure to include the audited financial statements of UDF I and the audited consolidated financial statements of UMT Holdings, LP, which include the financial position and results of operations of UMTH Lending Company, LP, its wholly-owned subsidiary.

We intend to include our proposed disclosure including the audited financial statements referenced above in our Form 10-K for the fiscal year ended December 31, 2012. We note that your letter is in reference to our Form 10-K for the fiscal year ended December 31, 2011. We believe that inclusion of this information in our 10-K for the fiscal year ended December 31, 2012 will provide investors with current and most relevant information and that the additional earlier year of information provided by an amendment to our previous Form 10-K will not add significant information. However, if you believe that, in addition to this disclosure, we should also file an amendment to our Form 10-K for the fiscal year ended December 31, 2011, will you please so advise us? In such case, we would file an amendment to our 2011 Form 10-K promptly following the filing of our 2012 Form 10-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments at this time, please let us know.

Very truly yours,

/s/ Stuart Ducote

Stuart Ducote

President

UNITED MORTGAGE TRUST

1301 MUNICIPAL WAY SUITE 230

GRAPEVINE, TEXAS 76051

(214) 237-9305, (800) 955-7917

(214) 237-9304 FAX